UNITED STATES OF AMERICA

                          NUCLEAR REGULATORY COMMISSION


In the Matter of                       )
                                       )
TEXAS UTILITIES ELECTRIC COMPANY       )    Docket Nos. 50-445 and 50-446
                                       )
(Comanche Peak Steam Electric Station  )
Units 1 and 2)                         )


               ORDER APPROVING APPLICATION REGARDING THE CORPORATE
                  RESTRUCTURING OF TEXAS UTILITIES COMPANY, THE
                   PARENT HOLDING COMPANY, FOR TEXAS UTILITIES
                       ELECTRIC COMPANY, TO FACILITATE THE
                       ACQUISITION OF ENSERCH CORPORATION


                                       I.

          Texas Utilities Electric Company (TUEC) is sole owner of Comanche Peak Steam Electric Station (CPSES), Units 1 and 2. TUEC holds Facility Operating License Nos. OPR-87 and OPR-89 issued by the U.S. Nuclear Regulatory Commission
(NRC) pursuant to Part 50 of Title 10 of the Code of Federal Regulations (10 CFR
Part 50) on April 17, 1990, and April 6, 1993, respectively. Under these licenses, TUEC has the authority to possess and operate Comanche Peak Steam Electric Station, Units 1 and 2, located in Somervell County, TX. TUEC is currently a wholly owned subsidiary of Texas Utilities Company (TUC).

                                       II.

          By letter dated September 20, 1996, TUEC informed the Commission that TUC was in the process of implementing a corporate restructuring to facilitate TUC's acquisition of ENSERCH Corporation (ENSERCH). The acquisition will be accomplished through the following merger transactions: (1) the formation of a new Texas Corporation, TUC Holding Company, and two new subsidiaries of TUC Holding Company (i.e., TUC Merger Corporation and Enserch Merger Corporation);
(2) the merger of TUC Merger Corporation with and into TUC with TUC being the surviving corporation; and (3) the merger of Enserch Merger Corporation with and into ENSERCH with ENSERCH being the surviving company. Upon the consummation of these transactions, TUC and ENSERCH will both become wholly owned subsidiaries of TUC Holding Company, which will change its name to Texas Utilities Company. TUEC would continue to remain the sole owner and operator of CPSES, Units 1 and
2. Upon consummation of the restructuring, current stockholders of TUC would become stockholders of the new TUC and would hold approximately 94 percent of the issued and outstanding shares of common stock of the new TUC. In addition, current stockholders of ENSERCH would also become stockholders of the new TUC and would hold the remaining 6 percent of the common stock of the new TUC. TUEC requested, to the extent necessary, the Commission's approval of the corporate restructuring, pursuant to 10 CFR 50.80. Notice of this application for approval was published in the FEDERAL REGISTER on November 13, 1996 (61 FR 58256), and an Environmental Assessment and Finding of No Significant Impact was published in the FEDERAL REGISTER on November 19, 1996 (61 FR 58897).

          Under 10 CFR 50.80(a), no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the letter of September 20, 1996, and other information before the Commission, the NRC staff has determined that the restructuring of TUC will not affect the qualifications of TUEC as holder of the licenses, and that the transfer of control of the licenses for CPSES, to the extent effected by the restructuring of TUC, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a Safety Evaluation dated November 19, 1996.

                                      III.

          Accordingly, pursuant to Sections 161b, 161l, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 USC ss.ss. 2201(b), 2201(l), 2201(o) and 2234, and 10 CFR 50.80, IT IS HEREBY ORDERED that the Commission approves the application regarding the restructuring of TUC subject to the following: (1) TUEC shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from TUEC to its direct or indirect parent company or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of TUEC's consolidated net utility plant, as recorded on TUEC's books of account; and (2) should the restructuring of TUC not be completed by December 31, 1997, this Order shall become null and void, provided, however, on application and for good cause shown, such date may be extended.

                                       IV.

          By January 8, 1997, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).

          If a hearing is to be held, the Commission will issue an order designating the time and place of such hearing.

          The issue to be considered at any such hearing shall be whether this Order should be sustained.

          Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001,
Attention: Docketing and Services Branch, or may be delivered to 11585 Rickville Pike, Rockville, Maryland between 7:45 am and 4:15 pm Federal workdays, by the above date. Copies should be also sent to the Office of the General Counsel, and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, DC 20555, and to George L. Edgar, Esquire, Morgan, Lewis & Bockius, 1800 M Street, N.W., Washington, DC 20036-5869, attorney for TUEC.

          For further details with respect to this Order, see the application for approval of the corporate restructuring dated September 20, 1996, which is available for public inspection at the Commission's Public Document Room, the Gelman Building, 2120 L Street, N.W., Washington, DC, and at the local public document room located at the University of Texas of Arlington Library, Government Publications/Maps, 702 College, P.O. Box 19497, Arlington, TX 76019.

          Dated at Rockville, Maryland, this 29th day of November 1996.

                                        FOR THE NUCLEAR REGULATORY COMMISSION



                                        Frank J. Miraglia, Acting Director
                                        Office of Nuclear Reactor Regulation